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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

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                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 ---------------

                              CERPROBE CORPORATION
                            (NAME OF SUBJECT COMPANY)

                                 ---------------

                              CERPROBE CORPORATION
                        (NAME OF PERSON FILING STATEMENT)

                             -----------------------

                          COMMON STOCK, $.05 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                             -----------------------

                                   156787 10 3
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             -----------------------

                                  C. ZANE CLOSE
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              CERPROBE CORPORATION
                           1150 NORTH FIESTA BOULEVARD
                           GILBERT, ARIZONA 85233-2237
                                 (480) 333-1500
 (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
            AND COMMUNICATIONS ON BEHALF OF PERSON FILING STATEMENT)

                                 ---------------

                                   COPIES TO:

                             LANCE W. BRIDGES, ESQ.
                             MATTHEW T. BROWNE, ESQ.
                               COOLEY GODWARD LLP
                        4365 EXECUTIVE DRIVE, SUITE 1100
                           SAN DIEGO, CALIFORNIA 92121
                                 (858) 550-6000

                             -----------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                  CERPROBE REPORTS RECORD THIRD QUARTER RESULTS

                     SALES UP 133%, RECORD OPERATING INCOME


GILBERT, ARIZONA (OCTOBER 18, 2000) --- CERPROBE CORPORATION (NASDAQ NM:CRPB) today announced that sales were $34,773,000 for the third quarter ended September 30, 2000, an increase of 133% from sales of $14,932,000 for the quarter ended September 30, 1999, and a 12% increase over the $30,971,000 for the immediately preceding quarter ended June 30, 2000.

Net income for the third quarter of 2000 was a record $4,001,000, or $0.40 per diluted share, excluding goodwill amortization of $916,000. This compares to net loss for the same period in 1999 of $744,000, or ($0.09) per diluted share. In the second quarter of 2000, Cerprobe recorded net income of $3,221,000, or $0.33 per diluted share, excluding goodwill amortization of $960,000.

For the nine months ended September 30, 2000, sales increased to a record $92,521,000, a 107% increase over September 30, 1999 nine months sales of $44,641,000. Net income for the first nine months of 2000 increased to $8,686,000 or $0.88 per diluted share, excluding goodwill amortization of $2,824,000, compared to 1999 nine months net loss of 2,001,000, or ($0.26) per diluted share, excluding goodwill amortization of $391,000.

C. Zane Close, President and Chief Executive Officer of Cerprobe, said, "We are very pleased with our performance for the quarter and for the first nine months of 2000. Our legacy business was especially strong. Sales of probe cards, ATE interfaces, and ATE test boards, which accounted for approximately 74% of total sales during the quarter, were up 72% over the comparable quarter in 1999 and were up 20% over the second quarter of 2000. Our newly acquired package test socket product line had sales during the quarter of approximately $9,100,000, an 18% increase over 1999 third quarter sales when operating as OZ Technologies, Inc."

"We also saw continued strength in our international operations," continued Mr. Close. "Both Cerprobe Asia, operating in Taiwan and Singapore, and Cerprobe Europe, operating in France and Scotland, continue to perform at or near record levels. International sales (which include both international subsidiary sales as well as export sales from the US) totaled $8,397,000, a 61% increase over the third quarter of 1999. During the third quarter, we also completed the buyout of our minority investors' 40% interest in Cerprobe Asia PTE LTD, which operates our facilities in Taiwan and Singapore. This should allow us to better manage our future growth plans in Southeast Asia as well as improve our consolidated net income."

"Looking forward, demand for our products remains strong. However, due to short-term capacity constraints and the holiday season, we do not expect sales and earnings for the fourth quarter of 2000 to exceed the results of the third quarter. Year 2001 continues to look like another growth year for our business, based upon the latest industry data," concluded Mr. Close.

Commenting on the October 12, 2000 announcement that Kulicke & Soffa Industries, Inc. intends to acquire Cerprobe through a tender offer at $20.00 per share, Mr. Close said, "We are


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very enthusiastic about the proposed merger with Kulicke & Soffa. Cerprobe's strategy of building a company that provides comprehensive solutions on a worldwide basis for semiconductor test interconnect complements Kulicke & Soffa's "Total Connection" strategy at semiconductor assembly. We believe this combination will create at back-end test and assembly, the type of single source equipment and service provider that has been very successful at front-end wafer fabrication."

A teleconference to discuss the third quarter results will be held today at 7:00 a.m. (PDT). Interested investors and members of the media may listen to the teleconference by dialing 212-346-6402 approximately 10 minutes prior to the call.

Cerprobe is a recognized world leader in the design and manufacture of semiconductor test interconnect solutions. The Company offers products and integrated systems for wafer and IC package testing. Cerprobe markets and distributes its products and systems worldwide, and operates domestic manufacturing facilities in Arizona, California, and Texas and international manufacturing facilities in France, Scotland, Taiwan, and Singapore. Additional information about Cerprobe is available at www.cerprobe.com.

THIS ANNOUNCEMENT IS NOT AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES. THE TENDER OFFER FOR THE OUTSTANDING SHARES OF CERPROBE COMMON STOCK DESCRIBED IN THIS ANNOUNCEMENT HAS NOT YET COMMENCED. AT THE TIME THE OFFER IS COMMENCED, KULICKE & SOFFA WILL FILE A TENDER OFFER STATEMENT WITH THE SEC AND CERPROBE WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS OF BOTH KULICKE & SOFFA AND CERPROBE ARE URGED TO READ EACH OF THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REFERENCED IN THIS PRESS RELEASE WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT WHEN IT IS AVAILABLE AND OTHER DOCUMENTS FILED BY KULICKE & SOFFA AND CERPROBE WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FREE FROM KULICKE & SOFFA, CERPROBE AND THE INFORMATION AGENT.

The statements in this release regarding the Company's expectations for the remainder of 2000 and for the full year of 2001, and the Company's ability to better manage its future growth in Southeast Asia and improve its consolidated net income as a result of the recent buyout of the minority investors in Cerprobe Asia PTE LTD are forward looking statements that include risks and uncertainties, including but not limited to product demand and development, ability to maintain customer diversity and relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, manufacturing capacity, risks of foreign operations, ability to integrate and leverage acquisitions, and other information detailed from time to time in the Company's financial press releases and Securities and Exchange Commission filings. An additional forward looking statement in this press release includes the Company's belief that a combination with Kulicke & Soffa Industries, Inc. will create at back-end test and assembly, the type of single source equipment and service provider that has been very successful at front-end wafer fabrication. This statement also includes risks and uncertainties including Kulicke & Soffa Industries's successful tender offer, the consolidation of Cerprobe into Kulicke & Soffa Industries, as well as



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the expected timing and benefits of the acquisition. While these forward-looking statements represent our judgments and future expectations concerning the development of our business and the timing and benefits of the acquisition, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed or discussed in our 1999 Annual Report on Form 10-K and Kulicke & Soffa Industries's 1999 Annual Report on Form 10-K; business and economic conditions in the industries in which we and Kulicke & Soffa Industries operate; the risk that the Cerprobe business will not be successfully integrated into Kulicke & Soffa Industries; the costs related to the transaction; the inability to obtain or meet conditions imposed for governmental approvals for the transaction; the risk that anticipated synergies will not be obtained or not obtained within the time anticipated; the risk that we will not be successful in making technological advances and other key factors that we have indicated could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those with the SEC. More detailed information about those factors is set forth in filings made by Cerprobe and Kulicke & Soffa Industries with the SEC. Neither Cerprobe nor Kulicke & Soffa Industries is under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


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                              CERPROBE CORPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                   THREE MONTHS ENDED           NINE MONTHS ENDED
                                                      SEPTEMBER 30,               SEPTEMBER 30,
                                                    2000         1999          2000          1999
                                               ------------- ------------  ------------- ------------
                                                      (UNAUDITED)                 (UNAUDITED)
Net sales                                        $   34,773    $  14,932     $   92,521  $  $ 44,641

Cost and expenses:
         Cost of sales                               18,901        9,743         51,230       29,645
         Selling, general, and administrative         8,480        4,939         23,139       14,648
         Engineering and product development          1,360        1,186          3,649        3,248
         Goodwill amortization                          916          134          2,824          391
                                               ------------- ------------  ------------- ------------
                                                     29,657       16,002         80,842       47,932
                                               ------------- ------------  ------------- ------------

Operating income (loss)                               5,116       (1,070)        11,679       (3,291)

Other income (expense):
         Interest income                                105          193            317          623
         Interest expense                              (461)        (105)        (1,589)        (309)
         Other, net                                      91          (80)           365          (81)
                                               ------------- ------------  ------------- ------------
                                                       (265)           8           (907)         233
                                               ------------- ------------  ------------- ------------

Income (loss) from continuing operations
  before income taxes and minority interest           4,851       (1,062)        10,772       (3,058)
         Income tax                                  (1,608)         269         (4,037)         944
         Minority interest                             (158)         (85)          (873)        (273)
                                               ------------- ------------  ------------- ------------

Income (loss) from continuing operations              3,085         (878)         5,862       (2,387)

Discontinued operations:
         Loss from operations of SVTR, Inc.,
           net of taxes                                   -            -              -           (5)
                                               ------------- ------------  ------------- ------------

Net income (loss)                              $      3,085  $      (878)  $      5,862  $    (2,392)
                                               ============= ============  ============= ============

Earnings (loss) per share before goodwill
  amortization                                 $       0.40  $     (0.09)   $      0.88  $     (0.26)
                                               ============= ============  ============= ============

Earnings (loss) per share                      $       0.31  $     (0.11)   $      0.59  $     (0.31)
                                               ============= ============  ============= ============

Diluted shares outstanding                           10,053        7,836          9,888        7,740
                                               ============= ============  ============= ============

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                              CERPROBE CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                              SEPTEMBER 30,   DECEMBER 31,  SEPTEMBER 30,
                                                  2000           1999          1999
                                             --------------  -------------  -------------
                                              (UNAUDITED)                    (UNAUDITED)
ASSETS

Current assets:
         Cash                                    $ 4,313      $ 3,484      $ 6,875
         Short-term investment securities              -            -        8,834
         Accounts receivable, net                 21,557       12,313        9,122
         Inventories, net                         12,598        9,729        6,718
         Other current assets                      2,083        7,294        6,150
                                                 -------      -------      -------

               Total current assets               40,551       32,820       37,699

Property, plant, and equipment, net               21,614       23,537       23,301
Intangible assets, net                            23,531       26,334        2,905
Other assets                                         732          677          894
                                                 -------      -------      -------

               Total assets                      $86,428      $83,368      $64,799
                                                 =======      =======      =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
         Accounts payable                        $ 5,199      $ 3,687      $ 3,017
         Accrued liabilities                       6,547        5,584        3,157
         Current portion of long term debt         7,713       11,290        1,650
         Net liabilities of discontinued
           operations                                336          447          429
                                                 -------      -------      -------

               Total current liabilities          19,795       21,008        8,253

Long-term debt, less current portion               6,416        7,655        3,938
Deferred income taxes and other liabilities          940          472            -
                                                 -------      -------      -------

               Total liabilities                  27,151       29,135       12,191

Minority interest                                      -        1,116          846

Stockholders' equity                              59,277       53,117       51,762
                                                 -------      -------      -------

               Total liabilities and
                 stockholders' equity            $86,428      $83,368      $64,799
                                                 =======      =======      =======
